------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                   OMB Number:        3235-0145
                                                   Expires:   December 31, 2005
                                                   Estimated average burden
                                                   hours per response....... 11
                                                  ------------------------------


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. )*


                                  Myogen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62856E104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

     (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     J.P. Morgan Partners (SBIC), LLC
     13-337-6808
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                        Delaware
--------------------------------------------------------------------------------
  Number of Shares         5.  Sole Voting Power      4,072,726 shares of Common
  Beneficially Owned                                   Stock
  by Each Reporting      -------------------------------------------------------
  Person With:             6.  Shared Voting Power
                         -------------------------------------------------------
                           7. Sole Dispositive Power  4,072,726 shares of Common
                                                       Stock
                         -------------------------------------------------------
                           8. Shared Dispositive Power
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned
     by Each Reporting Person                   4,072,726 shares of Common Stock
--------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)            15.4%
--------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------

ITEM 1.

         (A)  NAME OF ISSUER:

              Myogen, Inc.

         (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              7575 West 103rd Avenue
              Suite 102
              Westminster, CO 80021

ITEM 2.

         (A)  NAME OF PERSON FILING:

              J.P. Morgan Partners (SBIC), LLC

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York 10020

         (C)  CITIZENSHIP:

              Delaware

         (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

              Common Stock

         (E)  CUSIP NUMBER:
              62856E104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

         (A)  AMOUNT BENEFICIALLY OWNED:

              4,072,726 shares of Common Stock

         (B)  PERCENT OF CLASS:

              15.4% (as of December 31, 2003)

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------

         (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i)   4,072,726 shares of Common Stock
              (ii)  Not applicable.
              (iii) 4,072,726 shares of Common Stock
              (iv)  Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not  applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not  applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not  applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not  applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not  applicable.

ITEM 10. CERTIFICATION

         Not  applicable

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

                                             J.P. MORGAN PARTNERS (SBIC), LLC

                                             By:  /s/ Jeffrey C. Walker
                                                 -------------------------------
                                                 Name:    Jeffrey C. Walker
                                                 Title:   President

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------

                                  EXHIBIT 2(A)

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by J.P. Morgan Partners (SBIC), LLC, a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New
York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

         JPMP  (SBIC)  is a wholly  owned  subsidiary  of J.P.  Morgan  Partners
(BHCA), L.P., a Delaware limited partnership  (hereinafter  referred to as "JPMP
(BHCA)"), whose principal business office is located at the same address as JPMP
(SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

         JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              EXECUTIVE OFFICERS(1)

President                                                Jeffrey C. Walker*
Chief Investment Officer                                 Arnold L. Chavkin*
Managing Director                                        Dr. Dana Beth Ardi*
Managing Director                                        Christopher C. Behrens*
Managing Director                                        Julie Casella-Esposito*
Managing Director                                        Rodney A. Ferguson*
Managing Director                                        Cornell P. French*
Managing Director                                        Michael R. Hannon*
Managing Director                                        Alfredo Irigoin*
Managing Director                                        Andrew Kahn*
Managing Director                                        Jonathan R. Lynch*
Managing Director                                        Stephen P. Murray*
Managing Director                                        Timothy Purcell*
Managing Director                                        Faith Rosenfeld*
Managing Director                                        Shahan D. Soghikian*
Managing Director                                        Timothy J. Walsh*
Managing Director                                        Richard D. Waters, Jr.*
Managing Director                                        Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


----------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------

                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                                Jeffrey C. Walker*
Chief Investment Officer                                 Arnold L. Chavkin*
Managing Director                                        Dr. Dana Beth Ardi*
Managing Director                                        Christopher C. Behrens*
Managing Director                                        Julie Casella-Esposito*
Managing Director                                        Rodney A. Ferguson*
Managing Director                                        Cornell P. French*
Managing Director                                        Michael R. Hannon*
Managing Director                                        Alfredo Irigoin*
Managing Director                                        Andrew Kahn*
Managing Director                                        Jonathan R. Lynch*
Managing Director                                        Stephen P. Murray*
Managing Director                                        Timothy Purcell*
Managing Director                                        Faith Rosenfeld*
Managing Director                                        Shahan D. Soghikian*
Managing Director                                        Timothy J. Walsh*
Managing Director                                        Richard D. Waters, Jr.*
Managing Director                                        Damion E. Wicker, M.D.*


                                   DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


----------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                               EXECUTIVE OFFICERS(1)

  Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
  Vice Chairman                                                              David A. Coulter*
  Vice Chairman                                                              Thomas B. Ketchum*
  Vice Chairman                                                              Donald H. Layton*
  Vice Chairman                                                              Jeffrey C. Walker**
  Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
  Executive Officer                                                          Donald H. McCree III*
  Executive Vice President; Chief Financial Officer                          Dina Dublon*
  Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
  General Counsel                                                            William H. McDavid*
  Director of Human Resources                                                John J. Farrell*
  Director of Corporate Marketing and Communications                         Frederick W. Hill*
  Controller                                                                 Joseph L. Scalfani*


----------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020. 2 Each of whom is a United States citizen.

                                  SCHEDULE 13G
                                  ------------
ISSUER: Myogen, Inc.                                        CUSIP NO.: 62856E104
-------                                                                ---------

                                  DIRECTORS(1)


                                   PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                              BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                  Retired Chairman of the Board and
                                   Chief Executive Officer
                                   Deere & Company
                                   One John Deere Place
                                   Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                  Chairman and Chief Executive Officer
                                   Bechtel Group, Inc.
                                   P.O. Box 193965
                                   San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.             President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                     Former Chairman and Chief Executive Officer
                                   TIAA-CREF
                                   730 Third Avenue
                                   New York, NY 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy               Chairman of the Board
                                   Honeywell International
                                   P.O. Box 3000
                                   Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                  Chairman of the Board
                                   Ryder System, Inc.
                                   3600 N.W. 82nd Avenue
                                   Miami, Florida 33166
--------------------------------------------------------------------------------
 Ellen V. Futter                   President and Trustee
                                   American Museum of Natural History
                                   Central Park West at 79th Street
                                   New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III              President and Chief Executive Officer
                                   The College Fund/UNCF
                                   9860 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.          Chairman of the Board and
                                   Chief Executive Officer
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue, 8th Floor
                                   New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                  Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   Four Times Square
                                   New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                    Chairman of the Board and
                                   Chief Executive Officer
                                   Exxon Mobil Corporation
                                   5959 Las Colinas Boulevard
                                   Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                  Chairman of the Board
                                   American Home Products Corporation
                                   5 Giralda Farms
                                   Madison, New Jersey  07940
--------------------------------------------------------------------------------


----------------------
(1)  Each of whom is a United States citizen.